Exhibit 99.1

Interim Condensed Consolidated Statement of Financial Position

as of June 30, 2021, Unaudited, and December 31, 2020

Assets

	June 30, 2021 (Unaudited)	December 31, 2020
	USD `000	USD `000
Non-current Assets:
Other non-current assets	3	3
Total non-current assets	3	3
Prepaid expenses	224	337
Other receivables	182	91
Income tax receivable	190	196
Cash and cash equivalents	75,097	79,087
Total current assets	75,693	79,711
Total assets	75,696	79,714

Equity and Liabilities

	June 30, 2021 (Unaudited)	December 31, 2020
	USD `000	USD `000
Share capital	157	154
Other components of equity:
Foreign currency translation reserve	90,808	93,315
Accumulated deficit	(15,856)	(14,825)
Equity attributable to shareholders of the Parent	75,109	78,644
Total equity	75,109	78,644

Trade payables	30	476
Accrued liabilities	557	594
Total current liabilities	587	1,070
Total equity and liabilities	75,696	79,714